 SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

PRANA BIOTECHNOLOGY LIMITED

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K/A is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

PRANA BIOTECHNOLOGY LIMITED

(a development stage enterprise)

EXPLANATORY NOTE: This 6-K/A is being filed solely to amend the legend at the bottom of the cover page of the initial 6-K filed February 28, 2019 to indicate that it is being incorporated by reference into the Registrant’s Registration Statements.

The following exhibits are submitted:

99.1	Condensed Consolidated Financial Statements of Prana Biotechnology Limited and Subsidiaries (a development stage enterprise) as of December 31, 2018

99.2	Operating and Financial Review and Prospects for the Six Months ended December 31, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

/s/ Geoffrey P. Kempler
By: Geoffrey P. Kempler
Executive Chairman

Date: March 27, 2019